Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

December 17, 2018

Gregory Dundas

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emaginos, Inc.

Amendment #1 to Registration Statement on Form S-1

File No. 333-228248

Dear Mr. Dundas:

Attached for filing with the Securities and Exchange Commission is Amendment No. 1 to the Emaginos, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated November 29, 2018 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Cover Page

1.	Disclosure has been amended in “Trading Markets” paragraph of the Prospectus Summary on page 1, the risk factor entitled “There has been no prior public market for the Company’s common stock and the lack of such a market may make resale of the Shares difficult” on page 3, and the paragraph titled “Admission to Quotation” in the Description of Securities Section on page 6. Such amended disclosure discusses the OTC Bulletin Board, the need for a market maker and the use of the Pink Sheets.

2.	Disclosure has been added to identify the Company as a shell company on both the cover page of the prospectus and the registration statement. A risk factor has been added and appears on page 2 of the prospectus.

Risk Factors

3.	Disclosure has been added to the risk factor entitled “Possible Dilution in the Value of Shares purchased by investors in this Offering” which appears on page3 of the prospectus.

The Business and Business Plan

This entire section has been edited and reorganized to add clarity.

4.	Disclosure has been added to provide reference to the authority for the per-pupil cost and appears under the heading “The Emaginos System” on page 8 of the prospectus.

5.	The requested disclosure has been added and appears on page 8 of the prospectus.

6.	The entire section has been reorganized and disclosure refined to clarify the Emaginos system and how it works and appears beginning on page 7 of the prospectus.

7.	The requested disclosure has been added and appears in the subheading “Technical Interface” on page 9 of the propectus.

8.	The requested disclosure has been added and appears as a subheading in the Section entitled “Potential Revenue” on page 11 of the prospectus.

Steps of implementation

9.	The noted language has been amended to provide better clarity and appears throughout the section “Steps of Implementation” on page 9 of the prospectus.

10.	The noted language has been amended to provide better clarity and appears in the third paragraph of the section “Steps of Implementation” on page 9 of the prospectus.

11.	The requested disclosure has been added and appears on page 10 of the prospectus as the last paragraph of the “Potential Revenue” section.

12.	The requested disclosure has been added and appears on page 11 of the prospectus in the “Potential Revenue” section.

The Emaginos Solution Advantages

13.	In the past, the Company hosted visits by the leaders of both major teachers unions, NEA and AFT, to the school after which the Emaginos system is modeled (Tracy Learning Center). In both cases, the union leaders indicated that they would support the Company’s comprehensive model. Leadership of these unions has changed and consequently the noted disclosure has been removed from both locations cited by the Staff.

Plan of Operation

14.	The requested disclosure has been added and appears on page 14 of the prospectus.

15.	The noted language has been removed from the “Pricing and Profitability” subsection and disclosure providing greater clarity has been added and appears on page 14 of the prospectus.

The Company

16.	The noted language has been clarified and all three officers are now included as executive officers and appears on page 15 of the prospectus.

Management

17.	The requested disclosure has been added and appears on page 19 of the prospectus.

Independent Auditor’s Report

18.	The Staff’s comment is noted and the Company has been informed by its independent auditors that the guidelines provided have been followed.

19.	Eric Lien is the auditor registered with the PCAOB that works under Crowe TW.

Financial Statements for the Years Ended December 31, 2017 and 2016

Note 4 Transactions with Related Parties

20.	The noted disclosure has been removed as the Company did not effect a merger.

Financial Statements for Quarter Ended June 30, 2018

21.	Mario Marcel, CPA, serves as the accountant for the Company and prepares the unaudited financial reports for the Company.

Recent Sale of Unregistered Securities

22.	The requested disclosure has been added and appears in Part II of the registration statement.

Signatures

23.	The requested disclosure has been added and appears in the signature block of the registration statement.

Sincerely.

Lee W. Cassidy, Esq.